UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB/A
Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED: JANUARY 31st, 2006

Commission File Number: 000-25553

AMERSIN LIFE SCIENCES CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**98-0419476**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Tian Yuan, 5th Floor, Xiangyi Hotel,	
Baofeng Er Lu, Hankou, Suhan, China	**10022**
(Address of principal executive offices)	(ZIP Code)

Issuers Telephone Number: 604-881-2899

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $0.001 Par Value

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes X   No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB.   ___

State issuer's revenues for its most recent fiscal year. $ 0.00

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act.): $ 605,306 calculated as 19,911,885 shares at 3 cents per share as at May 31st, 2006.

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.   Yes ____   No _X__

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)
State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

As of May 31st, 2006, the Company had 32,516,885 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I,
Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). The listed documents should be clearly described for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1990).

Transitional Small Business Disclosure Format (Check one): Yes __; No <u>X</u>

EXPLANATORY NOTE

This Amendment on Form 10-KSB/A amends and restates Item 7 "Financial Statements" of the Annual Report on Form 10-KSB for the fiscal year ended January 31st, 2006 (the "2005 10-KSB") of Amersin Life Sciences Corporation (the "Company") to include a revised Balance Sheets, Statements of Income, Statements of Cash Flows and notes thereto.

This Amendment does not affect any other section of the 2005 Form 10-KSB not otherwise discussed herein and continues to speak as of the date of the 2005 Form 10-KSB. Accordingly, this Amendment No. 1 should be read in conjunction with the Company's other filings made with the Securities and Exchange Commission subsequent to the filing of the 2005 10-KSB.

Amersin Life Sciences Corporation

Form 10-KSB/A
For the Year Ended January 31st, 2006

T A B L E   O F   C O N T E N T S

Signatures and Certifications

Item 7 – Financial Statements

AMERSIN LIFE SCIENCES CORPORATION
Balance Sheets
(Expressed in US Dollars)

	January 31, 2006	January 31, 2005 (As restated)
Assets		
Current Assets		
Cash (Note 2)	$ 4,371	$ 68,156
Proceeds receivable from disposal of investment (Note 1)	220,000	118,000
Total Current Assets	224,371	186,156
Cash restricted as to use by court order (Note 9)	-	82,056
Assets of discontinued division	-	10,456,600
Property and equipment, net (Note 3)	3,701	5,287
Total Assets	$ 228,072	$ 10,730,099
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 80,947	$ 163,607
Loans payable to related party (Note 4)	10,544	39,871
Total Current Liabilities	91,491	203,478
Liabilities of discontinued division	-	7,113,381
Stockholders' Equity		
Capital stock (Note 5)		
Authorized: 100,000,000 common shares with a par value of $0.001 per share 32,516,885 common shares (January 31, 2005 - 33,861,885)		
Par value	32,517	33,862
Additional paid in capital	3,885,237	4,655,892
Advances on proposed subscriptions	-	80,000
Retained earnings (deficit)	(3,781,173)	(1,356,514)
Total stockholders' equity	136,581	3,413,240
Total Liabilities and Stockholders' Equity	$ 228,072	$ 10,730,099

Commitments - Notes 1 and 4

Going Concern - Note 1

Lawsuits - Note 9

Approved on behalf of the board:

/s/ H. Y. (Reid) Li , Director and Chief Executive Officer

See Accompanying Notes and Independent Auditors' Report

AMERSIN LIFE SCIENCES CORPORATION
Statements of Income
(Expressed in US Dollars)

		Year Ended January 31,	
		2006	2005
			(As restated)
General and Administration Expenses			
Bank charges and interest	$	513 $	986
Depreciation - tangible assets		1,586	2,268
Finders' fees		12,048	38,535
Investor communications		77,035	88,089
Management fees		150,306	440,263
Office expenses		16,525	19,449
Professional fees		73,393	234,299
Stock transfer and filing fees		4,450	6,412
Travel and promotion		8,893	48,315
Write off accounts payable		(136,834)	(160,743)
Impairment of goodwill		-	453,430
Write off prepaid expenses		333,333	-
Total General and Administration Expenses		541,248	1,171,303
Income (Loss) from continuing operations before other item		(541,248)	(1,171,303)
Write off funds related to court order - Note 9(a)		(82,056)	-
Income (Loss) from continuing operations		(623,304)	(1,171,303)
Discontinued operations:			
Loss from discontinued operations - HBJV (Note 7)		-	(423,777)
Gain (Loss) from discontinued operations - Benda (Note 7)		(1,801,355)	2,357,172
		(1,801,355)	1,933,395
Net income (loss) for the year	$	(2,424,659) $	762,092

See Accompanying Notes and Independent Auditors' Report

AMERSIN LIFE SCIENCES CORPORATION
Statement of Cash Flows
Expressed in US Dollars)

	Year Ended January 31,	
	2006	2005
		(As restated)
Operating activities		
Net profit (loss) for the year	$ (2,424,659) $	762,092
Items not requiring use of cash		
Depreciation - tangible assets	1,586	2,268
Write off funds related to court order	82,056	-
Compensation cost	-	322,146
Loss on disposal of HBJV	-	423,777
Loss on disposal of Benda	1,801,355	(2,357,172)
Stock issued for finders' fees	-	3,774
Stock issued for consulting fees	-	140,000
Impairment of goodwill	-	453,430
Write off accounts payable	(136,834)	-
Write off prepaid expenses	333,333	-
Changes in non-cash working capital items		
Prepaid expenses	-	208,738
Proceeds receivable from acquisition	-	(200,056)
Accounts payable	72,705	(129,591)
Cash from (used for) operating activities	(270,458)	(370,594)
Financing activities		
Capital stock issued for cash	236,000	566,813
Advances on proposed subscriptions	-	58,000
Loans from related parties	(29,327)	(25,056)
Cash from financing activities	206,673	599,757
Investing activities		
Advance to HBJV	-	(242,170)
Investment in joint venture	-	278,000
Investment in Benda	-	(220,000)
Cash from (used for) investing activities	-	(184,170)
Cash, increase(decrease) during the year	(63,785)	44,993
Cash, beginning of year	68,156	23,163
Cash, end of year	$ 4,371 $	68,156

See Accompanying Notes and Independent Auditors' Report

Note 1. ORGANIZATION AND NATURE OF BUSINESS

(a) Amersin Life Science Corporation ("the Company") was incorporated in the State of Nevada, U.S.A. on December 18, 1998, under the name of Explore Technologies, Inc. The capital of the company was consolidated on the basis of one new for ten old on September 24th, 2001. In April 2002 the name of the company was changed from Explore Technologies Inc. to Pan Asia Communications Corp.   Effective April 2, 2003, the Company underwent a name change from Pan Asia Communications Corp. to Hubei Pharmaceutical Group, Ltd. and consolidated its capital on a 10 old for 1 new basis. It changed its name to Amersin Life Sciences Corporation on January 6, 2005.

In the exploration stage, the Company engaged in the acquisition, exploration and development of mineral properties. These endeavors did not lead to revenues or an operational business unit. The Company entered into the pharmaceutical business through joint venture, effective the fiscal year ended January 31, 2004 subsequently selling its interest following acquisition of a controlling interest in a second joint venture which was also sold during the fiscal year ended January 31st, 2006. The company currently has no operating business and no interest in any joint venture or subsidiary; accordingly, accumulated figures for the statements of income, retained earnings (deficit) and cash flows are no longer disclosed.

By agreement dated May 26, 2004 the Company agreed to acquire the majority partners, 60% controlling interest in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. On October 16, 2005, the Company entered into an agreement with Hubei Benda Science and Technology Development Ltd., to sell its interest back to the former majority partner from whom it was purchased. Under the terms of the agreement:

a. The Company divested its 60% interest in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. ("Benda"). Hubei Benda Science and Technology Development Ltd. will pay $220,000 to the Company.
b. The Company will have no liabilities or rights owing to Benda after the termination.
c. Shares issued to date with respect to the acquisition (1,600,000) were returned to treasury and are recorded as cancelled in these financial statements at January 31, 2006.
d. An additional 1.4 million shares that were to have been issued with respect to drug licenses will not be issued.
e. Approximately 1.2 million dollars to have been paid to Hubei Benda Science and Technology for the interest acquired will no longer be paid.

(b) **Going Concern**

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses of $3,781,173 to January 31, 2006. The Company has working capital of $132,880 at January 31, 2006. These factors create substantial doubt as to the ability of the Company to continue as a going concern. Realization values may be substantially different from the carrying values as shown in these financial statements should the Company be unable to continue as a going concern. Management is in the process of identifying sources for additional financing to pay its commitments, fund working capital, and the ongoing development of the Company's business.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("USGAAP). The Company does not have any subsidiary operations at January 31, 2006, and comparative figures have been restated retroactively to reflect the assets and liabilities of discontinued operations.

(b) Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(c) Cash

Cash represents funds on deposit with the Company's bankers.

(d) Compensated Absences

Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors in the accompanying consolidated financial statements and these costs are accrued and included in accounts payable and accrued liabilities.

(e) Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. Deferred tax assets are reduced by a valuation reserve to nil due to uncertainty of applying tax losses brought forward. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(f) Stock Based Compensation

On January 31, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows."

We adopted FAS 123(R), using the "modified retrospective" method. The modified retrospective method requires that compensation cost be recognized beginning with the effective date (a) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of FAS 123 for all awards granted to employees prior to the effective date of FAS 123® that remain unvested on the effective date. The modified retrospective method also allows companies to restate based on the amounts previously recognized under FAS 123 for purposes of pro forma disclosures for all prior years for which FAS 123 was effective. See Note 5(b) for a detailed discussion of our stock-based compensation and our adoption of FAS 123(R).

We have previously adopted the fair-value-based method of accounting for share-based payments allowed under FAS 123, using the retroactive restatement method of adoption described in the SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure."

(g) Net Profit (Loss) Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

(h) Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash which is not collateralized. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

(i) Foreign Currency Translation

The reporting currency of the Company is the United States Dollar. The accounts of other currencies are translated into US Dollars on the following basis:

Monetary assets and liabilities are translated at the current rate of exchange.
The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.
Cumulative currency translation adjustments are reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on re=measurement from the recording currency are recognized in current net income.
Gains or losses from foreign currency transactions are recognized in current net income.
Property, plant and equipment are measured at historical exchange rates that existed at the time of the transaction.
Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired.

(j) Revenue Recognition

Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". The Company's sales are related to sales of product. Revenue for product sales is recognized as risk and title to the product transfers to the customer, which usually occurs at the time shipment is made. Substantially all of the Company's products are sold FOB ("free on board") shipping point. Title to the product passes when the product is delivered to the freight carrier.

(k) Financial Instruments

The Company's financial instruments consist of cash, proceeds receivable from disposal of investment, and current liabilities.

It is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments, as the fair value of these financial instruments approximate their carrying values.

(l) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded at the following rates, based upon the useful life of the assets:

Buildings	- 6% per year on a straight-line basis
Manufacturing equipment	- 20% per year on a straight-line basis
Computer equipment	- 30% per year on the declining balance basis

(m) Contract Termination

The Company adopted SFAS No.146, Accounting for Costs Associated with Exit or Disposal Activities. The standard provides accounting guidance for costs associated with exit or disposal activities. This standard revised guidance on when a liability for a cost associated with an exit or disposal activity is incurred.

Note 3. PROPERTY, PLANT AND EQUIPMENT

January 31, 2006

		Cost	Accumulated Depreciation	Net
Computer equipment	$	8,888 $	5,187 $	3,701

January 31, 2005

		Cost	Accumulated Depreciation	Net
Computer equipment		8,888	3,601	5,287
	$	8,888 $	3,601 $	5,287

Note 4. RELATED PARTY TRANSACTIONS

The Company acquired computers and printers for $8,888 (CAD$9,180.18) from a company related to a Director during the year ended January 31, 2004.

Managements fees of $150,306 were paid to Directors of the Company for the year ended January 31, 2006. (Year ended January 31, 2005 - $440,263, including compensation costs of $322,146)

The balance of current loans, disclosed as current liabilities at January 31, 2006, from related parties of $10,544, was borrowed from the directors of the Company.   The loans are unsecured, non interest bearing, with no specific terms of repayment.

A former Director and Corporate Secretary appointed on April 2, 2003, received an option to purchase 500,000 shares at a price of $0.22 in August 2003 and exercised 25,000 shares from that option in December 2003.   This option matures on August 20, 2008.   A management services agreement pays $75,000 ($90,000Cdn) to a company in which this former Director and Corporate Secretary owns an interest. The agreement is for a one year term and is renewable annually unless terminated by either party.

Note 5. SHARE CAPITAL

(a) Net Loss Per Share

Basic and diluted weighted average number of shares outstanding for the years ended January 31, and net profit (loss) per share are as follows:

		January 31,	
		2006	2005
Weighted average number of shares (after forward split)			
Basic		33,289,177	31,790,348
Warrants		2,362,378	2,142,677
Options		1,775,000	1,775,000
		4,137,378	3,917,677
Diluted (loss - anti dilutive - 2006)*	*	33,289,177	35,708,025
Net Profit (Loss) per share			
Basic	$	(0.07)	$ 0.02
Diluted	$	(0.07)	$ 0.02

(b) Stock-Based Compensation

On December 9, 2003 the Company filed the Equity Compensation Plan in Form S-8 which set aside for distribution 4,250,000 shares, 1,250,000 of which were reserved for issuance upon conversion of stock options for management services and 3,000,000 of which were set aside for distribution pursuant the Company's stock option plan.

Stock options outstanding as at January 31, 2006 are as follows:

	Date Granted	Number of Shares	Exercise Price	Maturity Date
Reid Li, President	8/21/2003	750,000	$0.22	8/20/08
Eric Fletcher, Secretary	8/21/03	475,000	$0.22	8/20/08
Howard Milne/HDM Capital Inc.	10/23/03	500,000	$0.50	8/20/08
Rolf-Dieter Monning	1/10/05	10,000	$0.50	1/10/07
Egon Andre	1/10/05	20,000	$0.50	1/10/07
Susan Fletcher	1/10/05	20,000	$0.50	1/10/07
Total		1,775,000		

Stock-based compensation of $322,146 is expensed for the fiscal year ended January 31, 2005, and is recorded as additional paid in capital of $322,146

The fair value of these options was determined using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following assumptions:

Options not yet forfeited	1,775,000
Options granted during the year ended January 31, 2006	-
Expected forfeited per year	50,000
Stock price	$0.26
Risk free interest rate	4.50%
Expected volatility	90%
Expected dividend yield	$0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

(c) Warrants

Warrants to purchase 1,888,678 shares of common stock are outstanding at January 31, 2006, as follows:

Exercise Price Per share	Expiry Date	Number of Shares
$1.50	February 13th, 2006	99,928
$1.50	March 13th, 2006	150,000
$1.50	April 2nd, 2006	436,200
$0.90 $1.50	to February 1, 2006 thereafter to February 1, 2007	50,000
$0.90 $1.50	to March 1, 2006 thereafter to March 1, 2007	400,000
$0.90 $1.50	to March 15, 2006 thereafter to March 15, 2007	25,000
$1.50	thereafter to September 15, 2006	155,000
$1.50	thereafter to September 30, 2006	51,250
$0.50	October 31, 2006	775,000
$1.50	thereafter to November 16, 2006	220,000
Total		2,362,378

Note 6. INCOME TAX

The Company has losses forward of $3,781,173 for income tax purposes to January 31, 2006. There are no current or future tax expenses for the years ended January 31, 2006 and 2005, due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The future tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the future tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carry forward period.   Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities on the accompanying consolidated balance sheets is a result of the following:

| | January 31, | |
	2006	2005
Future tax assets	$ 1,285,599	$ 461,215
Valuation allowance	$ (1,285,599)	(461,215)
Net future tax assets	$ -	$ -

A reconciliation between the statutory federal income tax rate and the effective income rate of income tax expense for the years ended January 31, 2006 and 2005 is as follows:

	2006	2005
Statutory federal income tax rate	34.0%	34.0%
Valuation allowance	-34.0%	-34.0%
Effective income tax rate	0.0%	0.0%

The benefit of a potential reduction in future income taxes has not been recorded as an asset at January 31, 2006 and 2005 as it is reduced to nil by a valuation allowance, due to uncertainty of the application of losses.

Note 7. DISCONTINUED OPERATIONS

(a) Hubei Pharmaceutical Co., Ltd. Joint Venture

Effective July 31, 2004, the Company entered into an Agreement to sell its 57.14% controlling interest in the Hubei Pharmaceutical Co., Ltd. Joint Venture. The Company classified this business in discontinued operations and impairment of assets on discontinuation of operations was recorded effective commencement of the year ended January 31, 2005. Details of costs and assets and liabilities eliminated are as follows:

Loss on disposal of HBJV		
Accounts payable	$	200,056
Prepaid expenses		(345,833)
Investment in HBJV		(278,000)
Loss from discontinued operations recorded as a loss in 2005 statement of income	$	(423,777)

(b) Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd.

During the fiscal year ended January 31, 2006, determined to discontinue operations at its subsidiary, Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd., and put the assets and business up for sale. On October 16, 2005, the Company sold its interest in the pharmaceutical business in Hubei Tongji Benda Ebei Pharmaceutical Co., Ltd. The assets sold consisted primarily of accounts receivable, inventories, property and equipment, and other assets. The buyer also assumed certain accounts payable and accrued liabilities.

In accordance with Statement of Finanical Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," the Company has reclassified the results from its pharmaceutical business in Benda as discontinued operations, restating previously reported results to reflect the reclassification on a comparable basis. The operational results and the loss associated with the sale of this business are presented in the Income From Discontinued Operations, net of tax" line item in the statements of income. The assets and liabilities of Benda were classified as held for sale at the acquisition date because the transfer of assets qualifies for recognition as a completed sale, within one year.

Summarized financial information for Benda is as follows:

Year ended January 31	2006	2005
Operating revenues	2,151,563	6,610,774
Cost of goods sold	(1,198,518)	(3,355,878)
	955,051	3,256,901

The following is a summary of the net assets sold as initially determined at January 31, 2005 and as finally reported on the closing date of October 16th, 2005:

		January 31		
		2006		2005
Cash	$	266,073	$	555,063
Intangible assets		2,359,406		2,382,455
Accounts receivable		347,899		462,034
Prepaid expenses		1,439,877		1,172,691
Inventory		228,337		354,552
Property, plant and equipment		4,490,069		4,685,707
Construction in process		1,581,684		844,098
TOTAL ASSETS		10,713,345		10,456,600
Accounts payable		372,902		550,391
Loans from related party		2,832,990		2,832,990
Short term loans		1,573,000		1,573,000
Liabilities for acquisition of subsidiary		2,157,000		2,157,000
TOTAL LIABILITIES		6,935,892		7,113,381
Net assets of discontinued operations		3,777,453		3,343,219
Capital stock in joint venture - Benda		1,088,000		
Retained earnings		4,490,808		
		5,578,808		
Loss from discontinued operations	$	(1,801,355)		

Note 8. PENSION AND EMPLOYMENT LIABILITIES

The company does not have liabilities as at January 31, 2006 or 2005, for pension, post employment benefits or post-retirement benefits. The company does not have a pension plan.

Note 9. LAWSUITS

(a) The amount of $82,056 is restricted as to use as it is on deposit with the Court in China related to a dispute with a former director of the Hubei Pharmaceutical Company joint venture. The Joint Venture filed its opposition to this dispute and, as a result, the former director was imprisoned; however, appeals as to the disposition of the funds are ongoing. Although the funds would be for the account of the Company if recovered into the former Joint Venture, the Company has written off this amount in 2006, as it may not be recoverable or the costs to recover may exceed what is recovered.

(b) An attorney claiming to have worked for the Company at the direction of a prior board of directors has sued and was awarded a judgment for fees and interest currently amounting to $39,864. The company was unaware of the lawsuit pending and did not appear to file a defense.   Management expects that this will be settled in the second quarter.

Note 10. SEGMENTED INFORMATION

The Company's identifiable assets are located in the following countries:

January 31, 2006		Canada	China	Total
Current assets	$	4,371 $	- $	4,371
Proceeds receivable from disposal of investment		-	220,000	220,000
Net property and equipment		3,701	-	3,701
Total assets		8,072	220,000	228,072
Year Ended January 31, 2006				
Revenue		-	-	-
Cost of Good Sold		-	-	-
		-	-	-
General and Administration Expenses		(541,248)	-	(541,248)
Write off funds related to court order		-	(82,056)	(82,056)
Loss from discontinued operations		-	(1,801,355)	(1,801,355)
Net Profit (Loss) for the Year	$	(541,248) $	(1,883,411) $	(2,424,659)

January 31, 2005		Canada	China	Total
Current assets	$	186,156 $	- $	186,156
Cash restricted as to use		-	82,056	82,056
Net property and equipment		5,287	-	5,287
Assets of discontinued division		-	10,456,600	10,456,600
Other assets		-		-
Total assets		191,443	10,538,656	10,730,099
Year Ended January 31, 2005				
General and Administration Costs		(1,171,303)	-	(1,171,303)
Loss on disposal of HBJV		-	(423,777)	(423,777)
Gain from discontinued operations		-	2,357,172	2,357,172
Net Profit (Loss) for the Period	$	(1,171,303) $	1,933,395 $	762,092

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice License

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Amersin Life Sciences Corporation

We have audited the accompanying balance sheets of Amersin Life Sciences Corporation as of January 31, 2006 and 2005 and the related statements of income, cash flows and stockholders' equity for the years ended January 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amersin Life Sciences Corporation as of January 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As discussed in Note 1 to the financial statements, conditions exist which raise substantial doubt about the Company's

ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain

its operations. Management's plans in regard to these matters are also described in Note 1. The financial statements do

not include any adjustments that might result from the outcome of this uncertainty.

"Moen and Company"
("Signed")

Vancouver, British Columbia, Canada

Chartered Accountants

May 31, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.

/s/ Reid H. Y. Li   Date: July 25th, 2006

Reid H. Y. Li
President / Director

Exhibit 31.1 – Certification of H. Y. (Reid) Li

CERTIFICATION

I, Hong Yun (Reid) Li, certify that:

(1) I have reviewed this amendment to the Annual Report on Form 10-KSB/A of Amersin Life Sciences Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and believe we have:

  a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

  d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors:

  a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ H. Y. (Reid) Li

H. Y. (Reid) Li
Chief Executive Officer
July 25th, 2006

Exhibit 32.1 – Certification of H. Y. (Reid) Li

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the amendment to the Annual Report of Amersin Life Sciences Corporation. (the "Company") on Form 10-KSB/A for the twelve month period ended January 31st, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), as Chief Executive Officer of the Company I hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

   (1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ H. Y. (Reid) Li

_____
H. Y. (Reid) Li
Chief Executive Officer
July 25th, 2006

A signed original of this written statement required by Section 906 will be retained by Amersin Life Sciences Corporation and furnished to the Securities and Exchange Commission or its staff upon request.